Exhibit 99.1

Gold Royalty Announces First Quarter 2025 Preliminary Results

Vancouver, British Columbia – April 23, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce first quarter 2025 preliminary results as well as details related to its first quarter results date, details of its first quarter earnings call and its upcoming capital markets day. All amounts are expressed in U.S. dollars unless otherwise noted.

Preliminary First Quarter 2025 Results

For the first quarter of 2025, Total Revenue, Land Agreement Proceeds and Interest* was $3.6 million (revenue of $3.1 million), equating to 1,249 gold equivalent ounces (“GEOs”)*. Royalty, stream, pre-production, and loan interest all increased in 2025, while land agreement proceeds decreased by $1.5 million due to higher one-time payments in the first quarter of 2024. Further growth in revenue is expected through 2025 driven by strong commodity prices supporting the Company’s cash flowing royalties at Canadian Malartic, Côté, Borborema, Cozamin and Borden (Porcupine) and the Vareš copper stream.

Gold Royalty maintains its 2025 full-year production guidance 5,700 - 7,000 GEOs as released on March 20, 2025, and expects that production will be more heavily weighted to the second half of the year as recently-started mining operations including Côté, Vareš, and Borborema continue to ramp up towards full production run rates through 2025.

*GEOs and Total Revenue, Land Agreement Proceeds and Interest are non-IFRS financial measures. See “Non-IFRS Measures” below.

First Quarter 2025 Results and Webcast Details

Gold Royalty expects to release its financial and operating results for the quarter ending March 31, 2025, after-market on Wednesday, May 7, 2025.

A conference call will be held at 11:00 a.m. ET (8:00 a.m. PT) on Thursday, May 8, 2025, to discuss these results. To participate, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The first quarter 2025 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

2025 Capital Markets Day

Gold Royalty will host its 2025 capital markets day on June 12, 2025 at 9:00 a.m. ET (6:00 a.m. PT). The event will be held in-person in Toronto and a virtual presentation will also be available. To register for the Gold Royalty 2025 capital markets day, please use the link below:

2025 capital markets day registration: Click Here

The 2025 capital markets day presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Notice to Investors

For further information regarding the properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests; expectations regarding the Company’s growth; and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2025 and 2024, respectively:

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Royalty	1,116	1,062
Streaming	484	—
Advance minimum royalty and pre-production royalty	1,078	830
Land agreement proceeds	573	2,052
Interest income credited against gold-linked loan	326	241
Total Revenue, Land Agreement Proceeds and Interest	3,577	4,185
Land agreement proceeds credited against other mineral interests	(113)	(1,050)
Interest income credited against gold-linked loan	(326)	(241)
Revenue	3,138	2,894

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2024	2,072	4,185	2,019
For the three months ended March 31, 2025	2,865	3,577	1,249